MICHAEL A. LITTMAN
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                       (303) 422-8127 * Fax (303) 431-1567
                                malattyco@aol.com



                                 March 18, 2015

Securities and Exchange Commission
Attn: John Dana Brown
Division of Corporation Finance Mail Stop 3561
Washington, D.C. 20549

Re:      Safe Lane Systems, Inc.
         Amendment No. 3 to Registration Statement on Form S-1
         Filed March 2, 2015
         File No. 333-198435

Dear Mr. Brown:

         We received your comment letter to Amendment No. 3, therefore, we are submitting this letter in response. Amendment No. 4 to the Registration Statement has been filed on the EDGAR system in which we have made edits in response to comments 1-3.

GENERAL
-------

         1. Please advise what consideration you gave to the availability of the exemption provided in Section 3(a)(9) of the Securities Act of 1933 for the initial distribution of your common stock to Superior Traffic Control, Inc. shareholders upon conversion of your Class B Preferred Convertible Non-Voting Stock held by the trustee of Superior Traffic Control, Inc. In this regard, we note the statement in your letter dated December 24, 2014 that "no consideration is being given by STC shareholders." Additionally, please revise the prospectus, in an appropriate section, to disclose your view as to whether Section 3(a)(9) of the Securities Act of 1933 is available as an exemption from registration for the initial distribution of your common stock to Superior Traffic Control, Inc. shareholders.

ANSWER: Our understanding is that Section 3(a)(9) is not available, because it is a different issuer. See our added highlighted language on page 1, first full paragraph in response to the comment. Also, Section 3(a)(9) is not applicable, because this is not an exchange for securities of the issuer. No "exchange" is occurring.

Our belief is pre-Registration for distribution is the only legal way this could be done under the '33 Act without violating Section 2(a)11.

No distribution to Superior Traffic Control, Inc. shareholders at this time has been made, as it is a CONDITION to the distribution that a Registration Statement be effective for the conversion to occur from B Preferred to common then the common distributed, as requested under the Registration Statement, for resale.

PROSPECTUS COVER PAGE
---------------------

         2. Please define the term "Plan of Liquidation" after, or soon after, its first use so that the meaning of that term is clear in relation to your company and Superior Traffic Control, Inc. The term "liquidation" is commonly used in reference to a company winding up its affairs or selling its assets for cash, but it appears you mean something different in this case.

ANSWER:  In response to this comment we have revised the language on page 1.

RISK FACTORS, PAGE 7
--------------------
OUR MINORITY SHAREHOLDERS WILL NOT HAVE CONTROL OF OUR COMPANY, PAGE 15
------------------------------------------------------------------------

         3. Please revise the risk factor heading to state, if true, that "shareholders of your common stock" will not have control of your company, as opposed to stating that your "minority shareholders" will not have control. Please also revise the risk factor to disclose the percentage of total voting power that holders of outstanding Class A Preferred Super Majority Voting Stock will possess.

ANSWER:  In response to this comment we have revised the language on page 15.


We hope these amendments meet with your approval.

Sincerely,

/s/ Michael A. Littman
Michael A. Littman